AETNA REAL ESTATE ASSOCIATES, L.P.

                                                       December 6, 1996

Dear Unitholder:

On December 2, 1996, Acorn Hill Partners L.L.C. ("Acorn") revised its unsolicited partial tender offer being made for your Limited Partnership Depository Units ("Units") of Aetna Real Estate Associates, L.P. (the "Partnership"), increasing its offer from $10 to $10.75 per Unit (the "Revised Acorn Offer"). Neither Acorn nor any of its affiliates are affiliated with the Partnership or its general partners and the Revised Acorn Offer was not solicited by the Partnership.

THE PARTNERSHIP, IN LIGHT OF ALL RELEVANT CIRCUMSTANCES, HAS DETERMINED THAT THE REVISED ACORN OFFER IS INADEQUATE, NOT IN THE BEST INTERESTS OF EITHER THE PARTNERSHIP OR UNITHOLDERS AND THE PARTNERSHIP STRONGLY RECOMMENDS THAT UNITHOLDERS REJECT IT. The Partnership reached this conclusion after considering a variety of factors, including, but not limited to, the following:

o Neither the original Acorn offer nor the Revised Acorn Offer reflect the value inherent in the Units. The price being offered by Acorn pursuant to the Revised Acorn Offer has only increased from 64% to 69% of the Partnership's net asset value ("NAV") of $15.60 per Unit as of September 30, 1996. The Partnership's NAV was calculated assuming a hypothetical sale at September 30, 1996 of all the Partnership's properties at a price based upon independent appraisals of the Partnership's properties as of September 30, 1996 adjusted for the Partnership's current assets and liabilities.

o The book value of each Unit, as of September 30, 1996, was $15.98, over 56% greater than the original Acorn offer and over 48% greater than the Revised Acorn Offer.

o If you accept the Revised Acorn Offer you will no longer receive cash distributions. To date, Unitholders who did not elect to participate in the Dividend Reinvestment Program have received total cash distributions ranging from $5.72 to $10.13 per original Unit, depending on the date you were admitted to the Partnership, including $1.85 per Unit in return of capital payments. The Partnership is currently paying a quarterly cash distribution of $0.18, or $0.72 annually, per Unit. Unitholders who sell their Units to Acorn will lose their right to receive future quarterly distributions from operations. Furthermore, Unitholders who sell their Units to Acorn will lose the right to future distributions from future sales of Partnership properties.

o Acorn is making the Revised Acorn Offer with a view to making a profit. Accordingly, there is a conflict of interest between its desire to purchase the Units at a low price and Unitholders' desire to sell their Units at a high price.

The Partnership strongly recommends that you reject the Revised Acorn
Offer.

Furthermore, Acorn has extended its offer and it is now scheduled to expire on December 20, 1996. UNITHOLDERS WHO HAVE PREVIOUSLY TENDERED THEIR UNITS TO ACORN MAY WITHDRAW THOSE UNITS on or before December 20, 1996, by following the procedures outlined in the materials previously provided to you by Acorn. WE STRONGLY URGE THAT UNITHOLDERS WHO HAVE TENDERED TO ACORN WITHDRAW THEIR UNITS.

You also may have received materials describing an unsolicited partial tender offer being made by First Trust Co., L.P. (the "First Trust Offer") for your Units at $10.60 per Unit, which is less than the Revised Acorn Offer. ACCORDINGLY, THE PARTNERSHIP STRONGLY RECOMMENDS THAT UNITHOLDERS REJECT THE FIRST TRUST OFFER.

We will, of course, continue to keep you informed of significant events concerning the Partnership. Should you have any questions concerning this letter, please contact MacKenzie Partners, Inc. which is assisting the Partnership in responding to your inquiries, toll free at (800) 322-2885.

Very truly yours,


Paul L. Abbott                              Daniel R. Leary
President                                   President
AREA GP Corporation                         Aetna/AREA Corporation
General Partner                             General Partner